
02040456

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-8974

PROCESSED
JUL 0 8 2002
THOMSON
FINANCIAL

Data Instruments, Inc. Employee Stock Ownership Plan and Trust

(Full Title of Plan)

Honeywell International Inc.
P.O. Box 4000
Morristown, NJ 07962-2497

(Name of Issuer of Securities Held Pursuant to the Plan and
the Address of its Principal Executive Office)

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Index to Financial Statements

* Other schedules required by Section 2520.103-8 are omitted because they are not applicable.

③

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of
Data Instruments, Inc. Employee Stock Ownership Plan and Trust

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Data Instruments, Inc. Employee Stock Ownership Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 18, 2002

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000

(4)

	2001	*2000*
ASSETS		
Investment in (at fair value based upon a quoted market):		
Common Stock	$ 151,591	$ 296,765
Mutual Funds	4,284,777	4,867,827
Net assets available for benefits	$ 4,436,368	$ 5,164,592

The accompanying notes are an integral part of these financial statements.

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust
Statements of Changes in Net Assets Available for Plan Benefits
for the years ended December 31, 2001 and 2000

(5)

	2001	2000
Net investment income from Master Trust	$ -	$ 89,848
Dividend income	148,409	227,294
Net (depreciation) appreciation in fair value of investments	(330,628)	10,957
Company contribution	107,775	-
Transfer in from Escrow account	398,740	526,337
Distributions to participants	(1,052,520)	(523,119)
(Decrease) increase in net assets	(728,224)	331,317
Net assets available for benefits:		
Beginning of year	5,164,592	4,833,275
End of year	$ 4,436,368	$ 5,164,592

The accompanying notes are an integral part of these financial statements.

(6)

Notes to Financial Statements

1. Summary of Significant Accounting Policies

On December 1, 1999, Honeywell Inc. ("former Honeywell") and AlliedSignal Inc. ("AlliedSignal") completed a merger under an Agreement and Plan of Merger ("Merger Agreement") dated as of June 4, 1999. Under the Merger Agreement, a wholly owned subsidiary of AlliedSignal merged with and into the former Honeywell. As a result of the merger, the former Honeywell has become a wholly owned subsidiary of AlliedSignal. At the effective time of the merger, AlliedSignal was renamed Honeywell International Inc. ("Honeywell").

Basis of Accounting
The Data Instruments, Inc. Employee Stock Ownership Plan and Trust (the "Plan") prepares its financial statements on the accrual basis of accounting. During 1999, the assets of the Plan were transferred to the Honeywell Master Trust 401(k) Plan (T. Rowe Price as trustee) ("Master Trust"). The Plan's assets were maintained, for investment purposes only, on a commingled basis with other Honeywell plans in the Master Trust until March 10, 2000, at which time the assets of the Plan were transferred out of the Master Trust at T. Rowe Price and placed into their own separate account. T. Rowe Price remains the custodian of the Plan assets.

Plan Expenses
Certain accounting and administrative expenses of the Plan are paid for by Honeywell.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments and Investment Income
Investments are recorded at market value and investment income is allocated daily based on the end of the previous day's investment and the current day's activity.

Risks & Uncertainties
The Plan provides for various investment options, which may invest in any combination of stock and bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amount reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Notes to Financial Statements

2. Plan Description

The following is a brief description of the Plan provided for general information purposes only. Participants should refer to the plan document for more complete information.

General Information
The Plan is a qualified noncontributory plan established by Data Instruments, Inc. (the "Company") in 1989 for the benefit of its employees. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 30, 1998, the Company merged with and into a subsidiary of former Honeywell, as a result of which the Company became a wholly owned subsidiary of former Honeywell. As part of this merger between the Company and former Honeywell, all the outstanding shares of the Company's capital stock in the Plan were purchased at $12.90 per share with $1.90 per share of that amount to be held in escrow. Approximately $1,007,000 was placed in escrow. The amount held in escrow may be reduced by certain contingencies, and, as such, is not recorded as an asset of the Plan. Payments of $398,740 and $526,337 from the escrow account were made to the Plan in 2001 and 2000, respectively. The ultimate amount to be released from escrow is contingent on future events.

Contributions
Effective November 30, 1998 due to the merger of the Company and former Honeywell, the Company can no longer contribute to the Plan. No new participants are permitted.

Administration of the Plan
Honeywell is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret the provisions of the Plan, to promulgate regulations for the Plan's administration, to enter into agreements with trustees, to provide for the investment of the Plan's assets, to appoint investment managers to direct such trustees and to itself direct trustees and to delegate its administrative responsibilities. The Company's Human Resource Department handles the day-to-day administration of the Plan.

Vesting
Participants of the Plan became 100% vested in their accounts as a result of the merger of the Company and former Honeywell.

Distributions
No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with Honeywell. Distributions are recorded when paid.

Plan Amendment and Termination
The Company has the right to amend or terminate the Plan; provided, however, the amendment or termination shall not (1) divert Plan assets to purposes other than for the exclusive benefit of participants of the Plan or their beneficiaries or estates or (2) cause any reduction in the amount

(8)

Notes to Financial Statements

properly credited to any participant or (3) cause or permit any portion of the Plan assets to revert to or become the property of the Company or (4) expand or increase the duties or liabilities of the trustees without their written consent. In the event of termination, amounts previously credited to any participant become fully vested and nonforfeitable and must be distributed within the time period allowed by the Plan.

3. The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000, respectively:

	2001	2000
T. Rowe Price Balanced Fund	$ 316,987	$ 276,262
T. Rowe Price Equity Index Fund	330,643	404,400
T. Rowe Price US Treasury Fund	2,510,774	2,795,933
T. Rowe Price Blue Chip Growth Fund	784,033	1,196,440
T. Rowe Price Equity Income Fund	277,887	*
Honeywell Common Stock	*	296,765

*Investment is <5% of net assets for this year.

4. **Tax Status**

The Internal Revenue Service has issued a determination letter, dated April 2, 2002, indicating that the Plan meets the requirements of the applicable sections of the Internal Revenue Code as to form. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been made.

6. **Other Matters**

In August of 1999, the Department of Labor commenced an audit of the Plan. In connection with the audit, it was discovered that the release formula applied to shares placed in suspense when the Plan acquired Company shares on a leveraged basis in 1990 was inconsistent with the Plan and the Pledge Agreement. The "principal only" method was used, rather than the "principal and interest" method. After discussions with the Department of Labor, and in accordance with a "Voluntary Compliance Resolution Program" submission to the Internal Revenue Service, the Company has recalculated the annual release and reallocated shares within the Plan to reflect the principal and interest method. The recalculations and reallocations, which were completed as of March 19, 2001, required an additional Honeywell contribution of $107,775.

Data Instruments, Inc.
Employee Stock Ownership Plan and Trust

9

Supplemental Schedule

Schedule of Assets (Held at End of Year)

	Identity of issue	Decription of Investment	Cost	Current value
*	Honeywell Common Stock	Stock	**	$ 151,591
*	T. Rowe Price International Stock Fund	Mutual Fund	**	64,453
*	T. Rowe Price Equity Index Fund	Mutual Fund	**	330,643
*	T. Rowe Price US Treasury Fund	Mutual Fund	**	2,510,774
*	T. Rowe Price Balanced Fund	Mutual Fund	**	316,987
*	T. Rowe Price Equity Income Fund	Mutual Fund	**	277,887
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	784,033
				$ 4,436,368

* Party-in-interest
** Cost not required for participant directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Data Instruments, Inc. Employee Stock Ownership Plan and Trust



By: ______________________
Brian Marcotte
Vice President, Benefits and Compensation Programs

Date: June 28, 2002

(11)

Exhibit Index

Exhibit No.	Description	Page No.
I.	Consent of PricewaterhouseCoopers LLP, Independent accountants dated June 28, 2002.	F-11

(12)

Exhibit I

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-57866) of Honeywell International Inc. of our report dated June 18, 2002 relating to the financial statements of the Data Instruments, Inc. Employee Stock Ownership Plan and Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 28, 2002